					EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS OF EARNINGS AND FUNDS FROM OPERATIONS
TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Income from continuing operations	$151,219	$142,456	$127,482	$88,442	$84,492

Add:
Portion of rents representative of the interest factor	1,117	1,062	961	963	1,030
Interest on indebtedness	148,829	145,374	129,160	116,142	90,214
Out-of-market mortgage adjustment	6,758	7,464	7,056	5,073	975
Preferred Dividends	25,375	10,101	10,101	7,470	15,912
Income from continuing operations as adjusted	$333,298	$306,457	$274,760	$218,090	$192,623

Fixed charges:
Interest on indebtedness	$148,829	$145,374	$129,160	$116,142	$90,214
Out-of-market mortgage adjustment	6,758	7,464	7,056	5,073	975
Capitalized interest	25,025	7,616	2,629	4,992	6,361
Preferred Dividends	25,375	10,101	10,101	7,470	15,912
Portion of rents representative of the interest factor	1,117	1,062	961	963	1,030
Fixed charges	$207,104	$171,617	$149,907	$134,640	$114,492

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	1.61	1.79	1.83	1.62	1.68

Net income available to common shareholders	$212,642	$294,909	$209,552	$133,911	$97,880
Depreciation and amortization	141,150	131,792	125,742	114,342	90,367
Gain on sale of property	(86,076)	(172,056)	(87,561)	(26,316)	(7,273)
Funds from operations	267,716	254,645	247,733	221,937	180,974
Add:
Portion of rents representative of the interest factor	1,117	1,062	961	963	1,030
Preferred dividends	25,375	10,101	10,101	7,470	15,912
Interest on indebtedness	148,829	145,374	129,160	116,142	90,214
Out-of-market mortgage adjustment	6,758	7,464	7,056	5,073	975
Funds from operations as adjusted	$449,795	$418,646	$395,011	$351,585	$289,105

RATIO OF FUNDS FROM OPERATIONS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	2.17	2.44	2.64	2.61	2.53